UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )

                                Alliance Bancorp


--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 per share)


--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   01852J-10-5
                      -------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                December 27, 2000
                      -------------------------------------

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                         Rule 13d-1 (b)
                |X|      Rule 13d-1 (c)
                         Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  01852J-10-5

1        NAME OF REPORTING PERSONS

                  Tidal Insurance Limited
                  IRS Identification Nos. of above persons

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)
                                                                        ---

                                                                    (b)  X
                                                                        ---

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  British West Indies

                                            5     SOLE VOTING POWER
NUMBER OF SHARES                                            0
BENEFICIALLY OWNED
BY EACH REPORTING                           6     SHARED VOTING POWER
PERSON WITH                                                 0

                                            7     SOLE DISPOSITIVE POWER
                                                            0

                                            8     SHARED DISPOSITIVE POWER
                                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |X|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  0%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IC,CO

1        NAME OF REPORTING PERSONS

                  Investors of America Limited Partnership
                  IRS Identification No. of above

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)
                                                                         ---

                                                                   (b)    X
                                                                         ---

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

                                            5     SOLE VOTING POWER
NUMBER OF SHARES                                       545,189
BENEFICIALLY OWNED
BY EACH REPORTING                           6     SHARED VOTING POWER
PERSON WITH                                                0

                                            7     SOLE DISPOSITIVE POWER
                                                       545,189

                                            8     SHARED DISPOSITIVE POWER
                                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  545,189

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.9%

12       TYPE OF REPORTING PERSON (See Instructions)
                  PN

      The Schedule 13G of Tidal Insurance Limited and Investors of America Limited Partnership, relating to the common stock of Alliance Bancorp, initially filed on June 30, 2000, is hereby amended as follows:

Item 4.   Ownership.

         The percentages used in this Item 4 are calculated based upon 9,243,575 shares of common stock issued and outstanding as of November 7, 2000, as reported in the Issuer's Form 10-Q for the period ending September 30, 2000.

Tidal Insurance Limited
         (a)      Amount beneficially owned: 0
         (b)      Percent of class: 0%
         (c)      Number of shares as to which person has:
                  (i) Sole power to vote or direct the vote: 0
                  (ii) Shared power to vote or direct the vote: 0
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv) Shared power to dispose or direct the disposition: 0

Investors of America Limited Partnership
----------------------------------------
         (a)      Amount beneficially owned: 545,189
         (b)      Percent of class: 5.9%
         (c)      Number of shares as to which person has:
                  (i) Sole power to vote or direct the vote: 545,189
                  (ii) Shared power to vote or direct the vote: 0
                  (iii) Sole power to dispose or direct the disposition: 545,189
                  (iv) Shared power to dispose or direct the disposition: 0

Item 5.           Ownership of Five Percent or Less of a Class.

         As of December 31, 2000, Tidal was no longer a beneficial owner of any securities of the Issuer.

Item 10.  Certification.

         Each of the Reporting Persons hereby makes the following certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2001


TIDAL INSURANCE LIMITED               INVESTORS OF AMERICA LIMITED PARTNERSHIP

/s/  James F. Dierberg                 /s/ James F. Dierberg
-------------------------              -----------------------------------------
     James F. Dierberg                     James F. Dierberg, President of First
     President                             Securities America, General Partner






EXHIBIT INDEX

         EXHIBIT A - Agreement to the Filing of Joint Statements on Schedule 13G Pursuant to Rule 13d-1(k).

                                    EXHIBIT A
                        Agreement Relating to the Filing
                       of Joint Statements on Schedule 13G
                           Pursuant to Rules 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is Exhibit A is filed on behalf of each of the undersigned.

Dated: February 8, 2001


TIDAL INSURANCE LIMITED             INVESTORS OF AMERICA LIMITED PARTNERSHIP


/s/  James F. Dierberg              /s/  James F. Dierberg
-----------------------------       ------------------------------------------
     James F. Dierberg                   James F. Dierberg, President of First
     President                           Securities America, General Partner